                                 SCHEDULE 13D

                                 (RULE 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                            (Amendment No.        )*


                             NORTH BANCSHARES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    COMMON STOCK, $0.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   657467106
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                                 (CUSIP Number)


                                John G. Yedinak
                           c/o Umbrella Bancorp, Inc.
                             5818 S. Archer Avenue
                             Summit, Illinois 60501
                         Telephone No.: (708) 458-2002
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                With Copies to :
                               James J. Kemp, Jr.
                           Kemp & Grzelakowski, Ltd.
                          1900 Spring Road, Suite 500
                              Oak Brook, IL 60523
                         Telephone No.: (630) 571-7711

                                January 23, 2002
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 657467106               13D                        PAGE 2  OF 4  PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    Umbrella Bancorp, Inc. (36-3620612)
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    WC
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    57,887
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    57,887
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     57,887
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.00%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     CO
--------------------------------------------------------------------------------

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----------------------------                     -----------------------------
 CUSIP No. 657467106              13D             Page 3 of 4 Pages
----------------------------                     -----------------------------


Item 1.  Security and Issuer.

         The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.01 per share, of the Issuer. The principal executive offices of the Issuer are located at 100 W. North Avenue, Chicago, Illinois 60610.

Item 2.  Identity and Background.

         (a)-(c) This statement is being filed on behalf of Umbrella Bancorp, Inc., a Delaware Corporation, 5818 S. Archer Road, Summit, Illinois 60501. Umbrella Bancorp, Inc. is a financial institution holding company, and is the parent of UmbrellaBank, fsb.

         (d)-(e) During the last five years, neither the Reporting Person, nor any of it's directors or executive officers, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f) Umbrella Bancorp, Inc. is a Delaware Corporation.

Item 3.  Source and Amount of Funds or Other Consideration.

         Reporting Person has disbursed the sum of $638,610.00 from its working capital from time-to-time for the acquisition of 57,887 shares of Common Stock of the Company.

Item 4.  Purpose of Transaction.

         The Reporting Person's purpose in acquiring the shares of Common Stock reported in Item 5(a) hereof is for investment. The Reporting Person may purchase additional shares of Common Stock from time to time.

Item 5.  Interest in Securities of the Issuer.

         (a) The aggregate number of shares of Common Stock to which this
Schedule 13D relates is 57,887 representing 5.0% of the outstanding shares of Common Stock of the Issuer.


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----------------------------                     -----------------------------
CUSIP No. 657467106              13D             Page 4 of 4 Pages
----------------------------                     -----------------------------


         (b) The Reporting Person has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of, those shares of Common Stock reported Item 5(a) hereof.

         (c) During the past 60 days, Reporting Person has (i) acquired 787 shares of Common Stock of the Issuer on December 5, 2001 at a price of $12.35 per share in an open market transaction and (ii) acquired 200 share of Common Stock of the Issuer on January 23, 2002 at price of $12.00 per share in an open market transaction.

         (d)    Not applicable.

         (e)    Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                  NONE

Item 7.  Material to be Filed as Exhibits.

                  NONE






                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: February 1, 2002                  UMBRELLA BANCORP, INC.


                                        By: /s/ Frances M. Pitts
                                            ------------------------------------
                                            Frances M. Pitts
                                            Executive Vice-President